Anthony W. Basch 804 / 771-5725 awbasch@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

March 18, 2008

By EDGAR and U.S. Mail

Max A. Webb, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sino-Global Shipping America, Ltd Amendment No. 2 to Registration Statement on Form S-1 File No: 333-148611

Dear Mr. Webb:

On behalf of Sino-Global Shipping America Ltd. (the “Registrant”) and in response to the comments set forth in your letter dated February 27, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.
We note your response to our prior comment 1. Please confirm that you either own the ship pictured in the cover illustration or remove it from the registration statement as its use could lead investors to believe you own such vessels.

The Registrant provides shipping agency services to the ship pictured in the previous cover illustration but does not own it. As a result, the Registrant has removed the ship from the cover illustrations and has inserted new cover illustrations.

Summary and Selected Financial Information, pages 5 and 28

2.
Please explain in greater detail how Sino-China was designed to operate in China for your benefit. In your response, explain the services Sino-China provided to you prior to November 14, 2007 and the amount of fees you paid Sino-China for these services.

Sino-China maintains offices in Beijing, Ningbo, Qingdao, Tianjin, Qinhuangdao and Fangchenggang, China in order to provide shipping agency services for the benefit of the Registrant and its clients. These shipping agency services include preparing documents, husbanding vessels, processing customs issues, coordinating matters with port authorities, overseeing and settling cargo claims, tracking shipments, and recommending trucking, warehousing and complementary services.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Max A. Webb, Esq.
March 18, 2008

In this second amendment to the registration statement, the Registrant has clarified that, prior to the completion of the Registrant’s initial public offering, the Registrant and Sino-China are under common control due to Mr. Cao Lei’s ownership of more than 80% of the equity of both companies. For this reason, Sino-China’s results, assets and liabilities are consolidated in the Registrant’s financial statements, as though the contracts between the companies were in effect on July 1, 2005, the first day of the periods presented. The Registrant has revised the footnotes on pages 5 and 28 and the presentation of its financial statements to reflect this treatment.

Due to this presentation resulting from the common control by Mr. Cao, the Registrant has de-emphasized the effect of the agency agreement in place between the Registrant and Sino-China prior to November 14, 2007. Nevertheless, in the years ended June 30, 2007 and 2006 and the six months ended December 31, 2007 and 2006, the Registrant paid Sino-China $886,121, $538,639, $522,206 and $392,249, respectively, under the agency agreement.

3.
Please tell us how you have considered paragraphs 22 and 23 of ARB 51 for financial statement presentation for the periods prior to November 14, 2007. It appears that combined financial statements, rather than consolidated financial statements, of the registrant and Sino-China may be more appropriate for periods prior to the execution of the new control (contractual) agreements. In this regard, combined statements for periods prior to November 14, 2007 reflects the combination of financial statements of the commonly-controlled companies under common management through Mr. Cao Lei owning more than 80% of each company. With a revision in financial statement presentation, the disclosure herein as well as in the notes to the financial statements (i.e. Basis of Presentation) would detail that (i) combined financial statements are presented for periods prior to the execution of the new control (contractual) agreements on November 14, 2007 as the companies were under common control and management; and (ii) consolidated financial statements are presented for periods subsequent to the execution of the new control (contractual) agreements on November 14, 2007.

As discussed with Commission Staff, the Registrant has presented consolidated financial information for all periods based on the common control of Sino-China and the Registrant at all times relevant.

First, the contractual agreements entered into on November 14, 2007, by and between the Registrant and Sino-China, pursuant to which Sino-China pays the Registrant 90% of its net income in return for consulting and marketing services, combined with the relationship among Sino-China, Trans Pacific Shipping Limited and the Registrant, give the Registrant a pecuniary interest that requires consolidation of Sino-China’s financial results, assets and liabilities in the Registrant’s financial statements.

Second, pursuant to SFAS 141, because Mr. Cao owns more than 80% of both Sino-China and the Registrant prior to the completion of the initial public offering, the companies are under common control and Mr. Cao was able to cause Sino-China and the Registrant to enter into the 2007 agreements at any point during the periods presented Accordingly, as permitted by SFAS 141, the Registrant has presented consolidated financial statements as though the agreements executed on November 14, 2007 were in effect on July 1, 2005, the first day of the periods presented.

Max A. Webb, Esq.
March 18, 2008

The Registrant has revised the footnote on pages 5 and 28 of the prospectus to explain in greater detail the Registrant’s reasons for consolidating, rather than combining, the financial statements of the Registrant and Sino-China. The revised footnote is reprinted below, with added language underlined and removed language stricken.

(1) Sino-China is considered a variable interest entity (“VIE”), and we are the primary beneficiary. On November 14, 2007, our company entered into agreements with Sino-China, pursuant to which we receive 90% of Sino-China’s net income. In accordance with these agreements, Sino-China pays consulting and marketing fees equal to 85% and 5%, respectively, of its net income to our new wholly owned foreign subsidiary, Trans Pacific, and Trans Pacific supplies the technology and personnel needed to service Sino-China. Sino-China was designed to operate inChina for the benefit of our Company.

The accounts of Sino-China are consolidated in the accompanying financial statements pursuant to Financial Accounting Standards Board Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51”. As a VIE, Sino-China’s sales are included in our company’s total sales, its income from operations is consolidated with our company’s, and our net income from continuing operations before non-controlling interest in income includes all of Sino-China’s net income. Our non-controlling interest in its income is then subtracted in calculating the net income attributable to our company. Because of the contractual arrangements, we had a pecuniary interest in Sino-China that requires consolidation of our company’s and Sino-China’s financial statements.

Mr. Cao Lei owns more than 80% of both Sino-China and our company (before completion of the offering) and was able to cause our company and Sino-China to enter into the 2007 agreements at any point in time. Accordingly, for all periods presented, beginning on July 1, 2005, our company has consolidated Sino-China’s income because the entities are under common control in accordance with SFAS 141, “Business Combinations”. For this reason, beginning on July 1, 2005, the beginning of the periods presented, we have included 90% of Sino-China’s net income in our net income as discussed above as though the 2007 agreements were in effect at the beginning of the periods presented, and only the 10% of Sino-China’s net income not paid to our company represents the non-controlling interest in Sino-China’s income.

Max A. Webb, Esq.
March 18, 2008

Operating activities. page 36

4.
We have reviewed your response to prior comment 18 and reissue the comment. Please discuss the material factors that impact the comparability of operating cash flows in terms of cash. Your revised disclosure still recites changes in line items reported in the statement of cash flows, which is not sufficient. Refer to Section IV.B of FR-72 for guidance.

The Registrant has added the following language to the beginning of section headed “Operating Activities” on page 36 of the Registration Statement:

Our operating activities generated positive cash for the years ended June 30, 2007 and 2006, and for the six months ended December 31, 2007 and 2006. The cash generated from operating activities for the year ended June 30, 2007 was approximately $0.15 million more than the same period ended in the preceding year primarily due to our increase in revenues of approximately $1.2 million for the year ended June 30, 2007 compared to the same period in the preceding year.

Since May 2003, we began to expand our business by setting up additional branches throughout China. As of December 31, 2007, we had six branch offices conducting our shipping agency services in China.

As our sales were increased for the year ended June 30, 2007 compared to June 30, 2006, our gross margin has declined mainly attributable to the mix of services we provided our customers. During the year ended June 30, 2007, we had provided more services to our customers with lower gross margin than the same period in the preceding year. The cash generated from operating activities for the six months ended December 31, 2007 was approximately $0.13 million less than the same period ended in the preceding year.

Both revenues and gross margin increased for the December 31, 2007 six month period; however, we incurred significant operating expenses to operate additional branch offices. Nonetheless, both six month periods ended December 31, 2007 and 2006 had net increases in cash and cash equivalents in excess of $0.43 million.

As we presented in the above table, our cash generated from operating activities was sufficient to meet our investing and financing activities for all periods with no net decrease in cash and cash equivalents. We expect our business will continue to grow and our cash generated from operating activities will be sufficient to fund our investing and financing needs as we establishing more branches each year. We expect to use our operating cash to fund major expenditures such as acquisitions of new property and equipment, payroll, employee benefits, travel, selling and rent.

Max A. Webb, Esq.
March 18, 2008

General

5.
The financial statements should be updated to comply with Item 310(g) of Regulation S-B. In this regard, you should provide interim financial statements for the six months ended December 31, 2007. With these updated interim financial statements, please ensure compliance with prior comment 31, as acknowledged in your February 13, 2008 response letter.

The Registrant acknowledges the comment and has updated its financial statements to comply with Item 310(g) of Regulation S-B. In light of the provision of interim financial statements, the Registrant revisits prior comment 31. The Registrant acknowledges comment 31 and has addressed the issue by reducing its equity by $1,250,000.

6.	The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

The Registrant acknowledges the comment and has filed the requested consent with the Second Amendment to its Registration Statement on Form S-1.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch

Anthony W. Basch

cc:	John Stickel, Esq.
Mr. Cao Lei
Mr. Chi Tai Shen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.

Enclosures:
Three (3) redlined copies of Second Amendment to
Registration Statement on Form S-1